Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated February 28, 2024 and should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2023 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”). Except as otherwise noted, the results of operations present only continuing operations. Comparative period results have been revised to reflect current period presentation.
The audited consolidated financial statements and comparative information for the year ended December 31, 2023 are presented under IFRS Accounting Standards as issued by the International Accounting Standards Board.
Structure of the Business
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States (“U.S.”) dollars.
Overview
Crescent Point's 2023 results demonstrate strong operational execution, excess cash flow generation and its commitment to shareholder returns. The Company achieved strong annual financial results with adjusted funds flow from operations of $2.34 billion and adjusted net earnings from operations of $932.6 million. The Company generated $981.6 million of excess cash flow and continued to execute on its return of capital framework, returning approximately 60 percent of its excess cash flow to shareholders through share repurchases and dividends. Crescent Point repurchased 34.6 million shares for $349.9 million in the year ended December 31, 2023, accounting for a significant allocation of the return of capital.
The Company achieved its 2023 guidance with average annual production of 159,411 boe/d (guidance of 156,000 - 161,000 boe/d), annual operating expenses of $14.62/boe (guidance of $13.75 - $14.75/boe) and development capital expenditures of $1.14 billion (guidance of $1.05 - $1.15 billion) to drill 172.4 net wells.
The Company completed its strategic portfolio transformation in 2023 which materially enhanced the long-term sustainability of the business. In May 2023, the Company entered the Alberta Montney resource play by acquiring assets from Spartan Delta Corp. for total cash consideration of $1.70 billion. In December the Company acquired Hammerhead Energy Inc. ('Hammerhead") for total consideration, inclusive of net debt, of $2.52 billion. These two strategic Montney transactions added approximately 90,000 boe/day of production, along with a deep drilling inventory and significant land position in the volatile oil fairway of the play. The Company was also active on the divestment front as it closed the sale of its North Dakota assets in October 2023 for total consideration of approximately $585.8 million including interim closing adjustments. Subsequent to year end, the Company closed the disposition of its Southern Alberta assets and expects to close the sale of its Swan Hills assets in the first quarter of 2024.
The Company exited 2023 with net debt of $3.74 billion or 1.6 times net debt to adjusted funds flow from operations. The Company is focused on reducing its net debt through excess cash flow generation. To provide downside commodity price protection, the Company has hedged approximately 45 percent of its oil and liquids production and over 30 percent of its natural gas production in 2024, net of royal interest.
Crescent Point's 2024 guidance includes annual average production of 198,000 - 206,000 boe/d, development capital expenditures of $1.40 - $1.50 billion and operating expenses of $12.75 - $13.75/boe. Based on current forecast commodity prices, the Company expects to generate strong returns and excess cash flow to provide continued returns to shareholders.
Adjusted funds flow, adjusted net earnings from operations and excess cash flow are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	1

Presentation of Continuing and Discontinued Operations
On October 24, 2023, the Company completed the disposition of its North Dakota assets in its Northern U.S. cash-generating unit ("CGU"). The Northern U.S. CGU represents a geographical area of the Company's operations, therefore, its results have been classified as a discontinued operation in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Refer to the Discontinued Operations in this MD&A for further information. The financial results for the year ended December 31, 2023 and December 31, 2022, are presented below to reconcile continuing and discontinued operations to total results.
The following table summarizes the Company's financial results from continuing and discontinued operations for the year ended December 31, 2023 and December 31, 2022:

	December 31, 2023			December 31, 2022
($ millions)	Continuing	Discontinued	Total	Continuing (1)	Discontinued (1)	Total
REVENUE AND OTHER INCOME
Oil and gas sales	3,499.0	612.9	4,111.9	3,847.0	646.1	4,493.1
Purchased product sales	66.2	—	66.2	100.8	—	100.8
Royalties	(375.3)	(155.9)	(531.2)	(435.5)	(165.4)	(600.9)
Oil and gas revenue	3,189.9	457.0	3,646.9	3,512.3	480.7	3,993.0
Commodity derivative gains (losses)	163.8	(23.4)	140.4	(473.4)	—	(473.4)
Other income (loss)	13.4	(2.2)	11.2	59.0	(0.2)	58.8
	3,367.1	431.4	3,798.5	3,097.9	480.5	3,578.4
EXPENSES
Operating	770.5	80.0	850.5	628.2	84.9	713.1
Purchased product	68.6	—	68.6	102.9	—	102.9
Transportation	174.3	12.2	186.5	131.0	8.8	139.8
General and administrative	126.5	12.7	139.2	78.4	3.4	81.8
Interest	129.4	—	129.4	63.6	—	63.6
Foreign exchange (gain) loss	(10.0)	(621.7)	(631.7)	18.8	—	18.8
Share-based compensation	38.7	(0.4)	38.3	38.8	0.3	39.1
Depletion, depreciation and amortization	894.7	170.3	1,065.0	807.2	144.5	951.7
Impairment (impairment reversal)	93.8	728.4	822.2	(357.3)	(71.3)	(428.6)
Accretion and financing	27.5	0.4	27.9	24.5	0.4	24.9
	2,314.0	381.9	2,695.9	1,536.1	171.0	1,707.1
Net income before tax	1,053.1	49.5	1,102.6	1,561.8	309.5	1,871.3

Tax expense (recovery)
Current	(0.7)	—	(0.7)	—	—	—
Deferred	254.4	278.6	533.0	415.1	(27.2)	387.9
Net income (loss)	799.4	(229.1)	570.3	1,146.7	336.7	1,483.4
(1)Comparative period revised to reflect current period presentation.
Results of Operations
Production

	2023	2022	% Change
Crude oil and condensate (bbls/d)	88,087	79,323	11
NGLs (bbls/d)	15,026	13,079	15
Natural gas (mcf/d)	211,275	128,099	65
Production from continuing operations (boe/d)	138,326	113,752	22
Production from discontinued operations (boe/d)	21,085	18,530	14
Total average daily production (boe/d)	159,411	132,282	21
Crude oil and liquids - continuing operations (%)	75	81	(6)
Natural gas - continuing operations (%)	25	19	6
Total (%)	100	100	—

CRESCENT POINT ENERGY CORP.	2

The following is a summary of Crescent Point's production by area:

Production By Area (boe/d)	2023	2022	% Change
Alberta	75,792	44,766	69
Saskatchewan	62,534	68,986	(9)
Production from continuing operations	138,326	113,752	22
Production from discontinued operations - North Dakota	21,085	18,530	14
Total average daily production	159,411	132,282	21
Production from continuing operations averaged 138,326 boe/d during 2023 compared to 113,752 boe/d in 2022, representing an increase of 22 percent. This growth is due primarily to the acquisitions of the Alberta Montney assets in May 2023 and additional Kaybob Duvernay assets in January 2023, along with organic growth in both the Duvernay and Montney properties as a result of the Company's successful development program.
The Company's weighting to crude oil and liquids production in 2023 decreased by 6 percent. The decrease was primarily due to the aforementioned production growth in the Alberta Montney and Kaybob Duvernay, which have higher weighting of natural gas production.
Exhibit 1
Marketing and Prices

Average Selling Prices (1)	2023	2022	% Change
Crude oil and condensate ($/bbl)	95.87	114.64	(16)
NGLs ($/bbl)	32.86	47.10	(30)
Natural gas ($/mcf)	3.06	6.48	(53)
Total ($/boe)	69.30	92.66	(25)
(1)The average selling prices reported are before realized commodity derivatives and transportation.

CRESCENT POINT ENERGY CORP.	3

Benchmark Pricing	2023	2022	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	77.61	94.23	(18)
WTI crude oil (Cdn$/bbl)	104.74	122.54	(15)
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(6.79)	(4.42)	54
FOS crude oil (Cdn$/bbl) (3)	(23.39)	(21.81)	7
MSW crude oil (Cdn$/bbl) (4)	(3.64)	(1.96)	86
C5+ condensate (Cdn$/bbl) (5)	(1.44)	(0.64)	127
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	2.64	5.31	(50)
AECO monthly index natural gas (Cdn$/mcf)	2.92	5.56	(47)
NYMEX natural gas (US$/mmbtu) (7)	2.74	6.64	(59)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.741	0.769	(4)
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)MSW refers to Mixed Sweet Blend crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.
Benchmark crude oil prices weakened in 2023 compared to 2022, primarily due to demand concerns related to the slowing global economy and rising interest rates. Supply concerns from the Russian/Ukraine conflict faded and unfavorable refinery margins in 2023 exerted additional downward pressure on crude oil demand. Despite European sanctions, Russian crude oil production remained resilient, with a greater volume of Russian barrels being sold to Asian refineries compared to 2022. The extension of OPEC+ production cuts along with an additional voluntary cut from Saudi Arabia could not provide sustained support to the oil market due to the aforementioned factors.
Natural gas prices were significantly lower than the 2022 comparative period, primarily due to warmer than usual temperatures across most of the northern hemisphere, which led to reduced demand and higher storage inventory levels. Increased production in both the U.S. and Canada provided further downward pressure on natural gas prices. The AECO daily and NYMEX benchmark prices decreased 50 percent and 59 percent in 2023, respectively, compared to 2022.
Exhibit 2
LSB and FOS crude oil differentials weakened in 2023 compared to the same periods in 2022, primarily due to crude oil releases from the Strategic Petroleum Reserve weighing on differentials in the first half of 2023, weaker refinery margins in 2023 driven by oversupply of US gasoline as well as uncertainty associated with the startup of the Trans Mountain pipeline expansion. In addition, increased Western Canadian Sedimentary Basin ("WCSB") production flowing on the Enbridge mainline resulted in shippers nominated volumes being reduced in order to meet the pipeline's uncommitted capacity for light and heavy crude.
MSW crude oil differentials weakened in 2023 compared to 2022, primarily due to weaker refinery margins driven by oversupply of U.S. gasoline and increased WCSB production.
Condensate differentials weakened in 2023 compared to 2022, primarily due to higher diluent inventories in western Canada, increased imports of C5+ to Canada from Mont Belvieu trading hub in Texas and weakness in heavy crude pricing which decreased blending demand.

CRESCENT POINT ENERGY CORP.	4

In 2023, the Company's average selling price for crude oil and condensate decreased 16 percent, primarily due to a 15 percent decrease in the Cdn$ WTI benchmark price.
Crescent Point's corporate crude oil and condensate differential relative to Cdn$ WTI in 2023 was $8.87 per bbl compared to $7.90 per bbl in 2022. The wider differential was driven by weaker LSB, FOS, MSW and C5+ differentials.
In 2023, the Company's average selling price for NGLs decreased 30 percent, primarily due to a reduction in propane and butane prices. This reduction was largely due to record high inventories in the U.S. as a result of record domestic production and the lower WTI benchmark price.
The Company's average selling price for natural gas decreased 53 percent in 2023, as a result of weaker AECO daily and NYMEX benchmark prices, primarily due to abnormally warm temperatures and high inventory levels. The Company's gas production generally trades at a slight premium to AECO pricing due to the Company selling a portion of its portfolio to U.S. Midwest markets.
Exhibit 3

Crude Oil and Condensate Prices
Cdn$ /bbl
140.00
120.00
100.00
80.00
60.00
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
WTI
FOS
MSW
LSB
C5+
Crescent Point average Canadian selling price

Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, propane, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil and NGL derivatives are referenced to WTI and Conway C3, respectively. The Company's natural gas derivatives are referenced to NYMEX and the AECO monthly index. Crescent Point utilizes a variety of derivatives, including swaps, swaptions, collars and put options, to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil, NGLs and natural gas production and provides a measure of stability to the Company's cash flow. See Note 27 – "Financial Instruments and Derivatives" in the audited consolidated financial statements for the period ended December 31, 2023 for additional information on the Company's derivatives.

CRESCENT POINT ENERGY CORP.	5

The following is a summary of the realized commodity derivative gains (losses):

($ millions, except volume amounts)	2023	2022	% Change
Average crude oil volumes hedged (bbls/d) (1)	28,955	44,229	(35)
Crude oil realized derivative loss (1)	(3.3)	(647.3)	(99)
per bbl - continuing operations	(0.10)	(22.36)	(100)
Average NGL volumes hedged (bbls/d)	—	416	(100)
NGL realized derivative loss	—	(1.1)	(100)
per bbl - continuing operations	—	(0.23)	(100)
Average natural gas volumes hedged (GJ/d) (2) (3)	40,325	31,233	29
Natural gas realized derivative gain (3)	18.8	6.6	185
per GJ - continuing operations	0.24	0.14	71
Average barrels of oil equivalent hedged (boe/d) (1) (3)	35,325	49,579	(29)

Total realized commodity derivative gains (losses) (1) (3)	15.5	(641.8)	(102)
per boe - continuing operations	0.31	(15.46)	(102)
per boe - total average daily production	0.27	(13.29)	(102)
(1)The crude oil realized derivative loss for the years ended December 31, 2023 and December 31, 2022 includes the realized derivative gains and losses on financial crude oil price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial crude oil price differential contracts.
(2)GJ/d is defined as gigajoules per day.
(3)The natural gas derivative gain for the years ended December 31, 2023 and December 31, 2022 includes the realized derivative gains and losses on financial natural gas price differential contracts. The average natural gas volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial natural gas price differentials contracts.
The Company's realized derivative loss for crude oil was $3.3 million for the year ended December 31, 2023, compared to $647.3 million in 2022. The realized derivative loss was primarily attributable to the higher Cdn$ WTI benchmark price compared to the Company's average derivative crude oil price.
Crescent Point's realized derivative gain for natural gas was $18.8 million for the year ended December 31, 2023, compared to $6.6 million in 2022. The realized gain in 2023 is primarily the result of the lower average AECO monthly index price compared to the Company's average derivative natural gas hedge price, partially offset by losses on the Company's natural gas differential contracts as a result of the narrower AECO to NYMEX differential.
Exhibit 4
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
The following is a summary of the Company's unrealized commodity derivative gains:

($ millions)	2023	2022	% Change
Crude oil	127.4	145.6	(13)
NGL	—	(0.1)	(100)
Natural gas	20.9	22.9	(9)
Total unrealized commodity derivative gains	148.3	168.4	(12)

CRESCENT POINT ENERGY CORP.	6

For the year ended December 31, 2023, the Company recognized a total unrealized derivative gain of $148.3 million on its commodity contracts compared to $168.4 million in 2022. The unrealized crude oil derivative gain in 2023 was primarily attributable to the decrease in the Cdn$ WTI forward benchmark prices at December 31, 2023 relative to the average derivative price on contracts entered into during the year. The unrealized gain on natural gas derivative contracts in 2023 was primarily due to weaker NYMEX and AECO monthly forward benchmark prices at December 31, 2023 compared to the Company's average hedge price, partially offset by losses from the narrower AECO differential to NYMEX.
Oil and Gas Sales

($ millions) (1)	2023	2022	% Change
Crude oil and condensate sales	3,082.5	3,319.1	(7)
NGL sales	180.2	224.8	(20)
Natural gas sales	236.3	303.1	(22)
Total oil and gas sales	3,499.0	3,847.0	(9)
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales decreased by 9 percent in 2023 compared to 2022. The decrease is due to lower average selling prices, partially offset by higher production volumes.
Exhibit 5
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Royalties

($ millions, except % and per boe amounts)	2023	2022	% Change
Royalties	375.3	435.5	(14)
As a % of oil and gas sales	10.7	11.3	(0.6)
Per boe	7.43	10.49	(29)
Royalties decreased 14 percent in 2023 compared to 2022 due to lower oil and gas sales as a result of weaker pricing. Royalties as a percentage of oil and gas sales decreased in 2023 compared to 2022, primarily attributable to the addition of lower royalty rate Alberta Montney assets.
Royalties per boe decreased 29 percent in 2023 from the 2022 comparative year. This is primarily attributable to higher production in the Alberta Montney and Kaybob Duvernay areas, as well as the lower royalty rates mentioned above.

CRESCENT POINT ENERGY CORP.	7

Exhibit 6
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Operating Expenses

($ millions, except per boe amounts)	2023	2022	% Change
Operating expenses	770.5	628.2	23
Per boe	15.26	15.13	1
Operating expenses increased 23 percent in 2023 compared to 2022. The increase was primarily attributable to higher production as a result of the acquisitions of producing assets in the Alberta Montney and Kaybob Duvernay, which closed in May 2023 and January 2023, respectively.
Operating expenses per boe were consistent in 2023 compared to 2022. The acquisitions of producing assets with lower associated per boe operating costs offset the economy-wide inflationary pressures in 2023.
Exhibit 7
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Transportation Expenses

($ millions, except per boe amounts)	2023	2022	% Change
Transportation expenses	174.3	131.0	33
Per boe	3.45	3.16	9
Transportation expenses increased 33 percent in 2023 compared to 2022, primarily due to higher production as a result of the Alberta Montney and Kaybob Duvernay acquisitions. On a per boe basis, transportation expenses increased by $0.29 per boe in 2023 compared to 2022, primarily due to higher tariff rates associated with the Alberta Montney assets and access to U.S. Midwest natural gas markets.

CRESCENT POINT ENERGY CORP.	8

Exhibit 8
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Netback

($/boe) (1)	2023	2022	% Change
Oil and gas sales	69.30	92.66	(25)
Royalties	(7.43)	(10.49)	(29)
Operating expenses	(15.26)	(15.13)	1
Transportation expenses	(3.45)	(3.16)	9
Operating netback (2)	43.16	63.88	(32)
Realized gain (loss) on commodity derivatives	0.31	(15.46)	(102)
Netback (2)	43.47	48.42	(10)
(1)The dominant production category for the Company's properties is crude oil and condensate. These categories include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company's operating netback for the year ended December 31, 2023 decreased to $43.16 per boe from $63.88 per boe in 2022. The decrease in the Company's operating netback was primarily due to the decrease in average selling price and an increase in transportation expenses, partially offset by lower royalty expenses. The decrease in the Company's netback was a result of the decrease in the operating netback, partially offset by the realized gain on commodity derivatives in 2023 compared to a realized loss in 2022.
Exhibit 9
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.

CRESCENT POINT ENERGY CORP.	9

General and Administrative Expenses

($ millions, except per boe amounts)	2023	2022	% Change
Gross general and administrative expenses	179.0	128.8	39
Overhead recoveries	(18.2)	(18.2)	—
Capitalized	(34.3)	(32.2)	7
Total general and administrative expenses	126.5	78.4	61
Transaction costs	(39.8)	(4.6)	765
General and administrative expenses	86.7	73.8	17
Per boe	1.72	1.78	(3)
General and administrative ("G&A") expenses increased to $86.7 million in 2023, compared to $73.8 million in 2022. The increase is primarily due to higher employee related costs and professional fees. The fourth quarter of 2023 was impacted by severance charges.
For the year ended December 31, 2023, G&A expenses on a per boe basis decreased 3 percent compared to 2022, primarily due to higher production volumes, partially offset by the increase in G&A discussed above.
Transaction costs relate to the Company's acquisition and disposition transactions in Canada. Refer to the Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 10
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Interest Expense

($ millions, except per boe amounts)	2023	2022	% Change
Interest expense on long-term debt	126.0	64.7	95
Unrealized (gain) loss on interest derivative contracts	3.4	(1.1)	(409)
Interest expense	129.4	63.6	103
Per boe - continuing operations	2.56	1.53	67
Per boe - total average daily production	2.22	1.32	68
Interest expense on long-term debt increased 95 percent in 2023 compared to 2022, due to the Company's higher average debt balance and higher effective interest rate. The Company's higher average debt balance in 2023 was due to the acquisitions of the Alberta Montney assets in May 2023 and Hammerhead in December 2023, partially offset by the proceeds of the North Dakota disposition. The Company's hedged effective interest rate increased to 5.40 percent in 2023 compared to 3.97 percent in 2022 reflecting higher underlying benchmark interest rates and the impact on the Company's outstanding floating rate debt.
At December 31, 2023, approximately 25 percent of the Company's outstanding long-term debt had fixed interest rates.

CRESCENT POINT ENERGY CORP.	10

Exhibit 11
Foreign Exchange Gain (Loss)

($ millions)	2023	2022	% Change
Realized gain on CCS - principal	151.8	63.8	138
Translation of US dollar long-term debt	16.8	(94.3)	(118)
Unrealized (gain) loss on CCS - principal and foreign exchange swaps	(153.6)	4.4	(3,591)
Other	(5.0)	7.3	(168)
Foreign exchange gain (loss)	10.0	(18.8)	(153)
The Company hedges its foreign exchange exposure using a combination of cross currency swaps ("CCS") and foreign exchange swaps. During the year ended December 31, 2023, the Company realized a $151.8 million gain on CCS related to senior guaranteed note maturities and Secured Overnight Financing Rate ("SOFR") loan maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. For the year ended December 31, 2023, the Company recorded foreign exchange gains of $16.8 million which was attributed to the stronger Canadian dollar at December 31, 2023 as compared to December 31, 2022.
For the year ended December 31, 2023, Crescent Point recorded an unrealized derivative loss on CCS and foreign exchange swaps of $153.6 million, primarily due to the maturity of in-the-money CCS contracts and the impact of the stronger forward Canadian dollar on the Company's CCS at December 31, 2023, as compared to December 31, 2022.
Share-based Compensation Expense

($ millions, except per boe amounts)	2023	2022	% Change
Share-based compensation costs	40.4	75.6	(47)
Realized gain on equity derivative contracts	(25.6)	(26.4)	(3)
Unrealized loss on equity derivative contracts	29.3	2.9	910
Capitalized	(5.4)	(13.3)	(59)
Share-based compensation expense	38.7	38.8	—
Per boe	0.77	0.93	(17)
During the year ended December 31, 2023, the Company recorded share-based compensation ("SBC") costs of $40.4 million compared to $75.6 million in 2022. The lower SBC costs are primarily attributable to a lower number of awards outstanding and lower share price at December 31, 2023 as compared to December 31, 2022.
In 2023, the Company recognized a realized gain of $25.6 million on the maturity of in-the-money equity derivative contracts in the first quarter of 2023. The realized gain is primarily due to the increase in the Company's share price compared to the hedge price at the time of grant. The Company also recognized an unrealized loss on equity derivative contracts of $29.3 million in 2023, compared to $2.9 million in 2022. The unrealized loss in 2023 was primarily due to the maturity of in-the-money equity derivative contracts and the decrease in the Company's share price at December 31, 2023 compared to December 31, 2022.
The Company capitalized share-based compensation costs of $5.4 million in 2023, a decrease of 59 percent from 2022. The decrease was primarily due to the decrease in total share-based compensation costs as noted above.

CRESCENT POINT ENERGY CORP.	11

Exhibit 12
The following table summarizes the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	December 31, 2023	December 31, 2022
Restricted Share Bonus Plan (1)	1,380,685	2,244,738
Employee Share Value Plan	2,660,066	5,274,478
Performance Share Unit Plan (2)	1,623,248	2,713,176
Deferred Share Unit Plan	1,728,423	1,745,879
Stock Option Plan (3)	3,224,260	3,889,130
(1)At December 31, 2023, the Company was authorized to issue up to 9,774,533 common shares (December 31, 2022 - 11,210,550 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At December 31, 2023, the weighted average exercise price is $4.74 per share (December 31, 2022 - $4.43 per share).
As of the date of this report, the Company had 1,380,685 restricted shares, 2,788,129 ESVP awards, 2,844,523 PSUs, 1,738,614 DSUs and 3,204,260 stock options outstanding.
Depletion, Depreciation and Amortization

($ millions, except per boe amounts)	2023	2022	% Change
Depletion and depreciation	863.8	792.0	9
Amortization of exploration and evaluation undeveloped land	30.9	15.2	103
Depletion, depreciation and amortization	894.7	807.2	11
Per boe	17.72	19.44	(9)
For the year ended December 31, 2023, the Company's depletion, depreciation and amortization ("DD&A") rate decreased to $17.72 per boe compared to $19.44 per boe in 2022. The decrease in the DD&A rate per boe in 2023 was primarily attributable to the impairment loss recorded in the fourth quarter of 2022, which decreased the carrying value of the Company's property, plant and equipment ("PP&E"), and a lower DD&A rate on acquired assets relative to the corporate average. This was partially offset by the increase in amortization of exploration and evaluation ("E&E") undeveloped land, primarily as a result of the acquisition of the Alberta Montney and Kaybob Duvernay assets in 2023.
For the year ended December 31, 2023, DD&A expense increased 11 percent compared to 2022, primarily due to higher production volumes in 2023, partially offset by the lower DD&A rate.

CRESCENT POINT ENERGY CORP.	12

Exhibit 13
Impairment (Impairment Reversal)

($ millions, except per boe amounts)	2023	2022	% Change
Impairment (impairment reversal)	93.8	(357.3)	(126)
Per boe	1.86	(8.61)	(122)
The Company recognized an impairment loss of $93.8 million in 2023 compared to an impairment reversal of $357.3 million in 2022. At December 31, 2023, the Company had certain non-core assets in its Alberta cash-generating unit ("CGU") classified as held for sale. Immediately prior to classifying the assets as held for sale and at the balance sheet date, the Company conducted a review of the assets' recoverable amounts and recorded impairment losses of $93.8 million on PP&E. See Note 10 – "Property, Plant and Equipment" in the audited consolidated financial statements for the year ended December 31, 2023 for further information.
Other Income
The Company recorded other income of $13.4 million in 2023 compared to $59.0 million in 2022. Other income in 2023 was comprised primarily of government grants for decommissioning expenditures and sublease income, partially offset by losses on asset dispositions. Other income in 2022 was primarily comprised of gains on asset dispositions, government grants for decommissioning expenditures and sublease income. See Note 21 – "Other Income" in the audited consolidated financial statements for the year ended December 31, 2023 for further information.
Taxes

($ millions)	2023	2022	% Change
Current tax recovery	(0.7)	—	—
Deferred tax expense	254.4	415.1	(39)
Current Tax Recovery
In the year ended December 31, 2023, the Company recorded a current tax recovery of $0.7 million, compared to nil for the year ended December 31, 2022. Refer to the Company's Annual Information Form for the year ended December 31, 2023 for information on the Company's expected tax horizon, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
Deferred Tax Expense
In the year ended December 31, 2023, the Company recorded deferred tax expense of $254.4 million compared to $415.1 million in 2022. The decrease in the deferred tax expense in 2023 primarily relates to the decrease in net income before taxes.

CRESCENT POINT ENERGY CORP.	13

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income and Adjusted Net Earnings from Operations

($ millions, except per share amounts)	2023	2022	% Change
Cash flow from operating activities from continuing operations	1,796.7	1,828.7	(2)

Adjusted funds flow from continuing operations (1)	1,975.6	1,848.6	7

Net income from continuing operations	799.4	1,146.7	(30)
Net income from continuing operations per share - diluted	1.46	2.01	(27)

Adjusted net earnings from continuing operations (1)	795.9	764.1	4
Adjusted net earnings from continuing operations per share - diluted (1)	1.45	1.34	8
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities from continuing operations decreased from $1.83 billion in 2022 to $1.80 billion in 2023.
Exhibit 14
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company's adjusted funds flow from continuing operations increased from $1.85 billion in 2022 to $1.98 billion in 2023.
Exhibit 15
The Company reported net income from continuing operations of $799.4 million in 2023 ($1.46 per fully diluted share) compared to $1.15 billion in 2022 ($2.01 per fully diluted share).

CRESCENT POINT ENERGY CORP.	14

Exhibit 16
The Company's adjusted net earnings from continuing operations was $795.9 million in 2023 ($1.45 per fully diluted share) compared to $764.1 million in 2022 ($1.34 per fully diluted share).
Exhibit 17
Excess Cash Flow
Excess cash flow decreased from $1.15 billion in 2022 to $981.6 million in 2023, primarily as a result of higher capital expenditures, partially offset by the increase in total adjusted funds flow from operations.
Excess cash flow is a specified financial measures based on total corporate results that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Discontinued Operations

($ millions, except per share amounts)	2023	2022	% Change
Cash flow from operating activities from discontinued operations	399.0	363.5	10

Adjusted funds flow from discontinued operations (1)	363.5	383.8	(5)

Net income (loss) from discontinued operations	(229.1)	336.7	(168)
Net income (loss) from discontinued operations per share - diluted	(0.42)	0.59	(171)

Adjusted net earnings from discontinued operations (1)	136.7	201.6	(32)
Adjusted net earnings from discontinued operations per share - diluted (1)	0.25	0.35	(29)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities from discontinued operations in 2023 increased to $399.0 million compared to $363.5 million in the same period of 2022. Changes in cash flow from operating activities were due to fluctuations in adjusted FFO and working capital.
In the year ended December 31, 2023, the Company's adjusted funds flow from discontinued operations decreased to $363.5 million from $383.8 million in 2022. The decrease in adjusted funds flow from discontinued operations was primarily due to lower netback from discontinued operations, partially offset by higher production in North Dakota.

CRESCENT POINT ENERGY CORP.	15

The Company recognized a net loss from discontinued operations of $229.1 million for the year ended December 31, 2023 compared to net income from discontinued operations of $336.7 million in the same period of 2022. The net loss for the year ended December 31, 2023 was primarily a result of the impairment expense and fluctuations in deferred tax, partially offset by a foreign exchange gain. Upon disposition of the Company's U.S. operations, the cumulative foreign currency translation recognized in accumulated other comprehensive income was reclassified from shareholders' equity to profit or loss. As a result, the Company recognized a foreign exchange gain of $621.7 million in the year ended December 31, 2023.
The following is a summary of the Company's operating netback and netback from discontinued operations:

($/boe) (1)	2023	2022	% Change
Oil and gas sales	79.64	95.53	(17)
Royalties	(20.26)	(24.46)	(17)
Operating expenses	(10.39)	(12.55)	(17)
Transportation expenses	(1.59)	(1.30)	22
Operating netback from discontinued operations (2)	47.40	57.22	(17)
Realized loss on commodity derivatives	(0.58)	—	—
Netback from discontinued operations (2)	46.82	57.22	(18)
(1)The dominant production category for the Company's discontinued operations is crude oil and condensate. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company's operating netback from discontinued operations for the year ended December 31, 2023 decreased to $47.40 per boe from $57.22 per boe in 2022. The decrease in the operating netback at December 31, 2023, was primarily due to the decrease in average selling price primarily due to the lower WTI benchmark price, partially offset by lower royalties and operating expenses. The decrease in the Company's netback from discontinued operations at December 31, 2023 was a result of the decrease in the operating netback and the realized loss on commodity derivatives in 2023.
Dividends Declared

($ millions, except per share amounts)	2023	2022	% Change
Dividends declared	211.9	200.6	6
Dividends declared per share	0.387	0.360	8
Crescent Point declared $164.2 million of quarterly cash dividends and $47.7 million of special cash dividends in 2023 compared to $181.2 million and $19.4 million, respectively, in 2022.
In 2023, the Company declared total cash dividends of $0.387 per share, compared to $0.360 per share in 2022.
Subsequent to year-end, Crescent Point’s Board of Directors approved and declared a first quarter 2024 quarterly dividend of $0.115 per share, an increase of 15 percent from the prior level. This quarterly dividend increase follows the closing of the Company’s accretive Alberta Montney consolidation in late 2023 and equates to an annualized base dividend of $0.460 per share.
Related Party Transactions
Key management personnel of the Company include its directors and executive officers. In 2023, the Company recorded $7.3 million (2022 – $6.1 million) relating to compensation of key management personnel. In 2023, share-based compensation costs relating to compensation of key management personnel was $19.4 million (2022 – $24.2 million).
Capital Expenditures

($ millions)	2023	2022	% Change
Development capital expenditures	1,138.7	956.1	19
Land expenditures	33.6	19.2	75
Capitalized administration (1)	42.3	49.5	(15)
Corporate assets	5.9	2.6	127
Development capital and other expenditures	1,220.5	1,027.4	19
Total capital acquisitions (2)	4,589.7	90.7	4,960
Total capital dispositions (2)	(613.6)	(283.6)	116
Total (3)	5,196.6	834.5	523
(1)Capitalized administration excludes capitalized equity-settled SBC.
(2)Specified financial measures that does not have any standardized meaning prescribed by IFRS and, therefore may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(3)Includes both continuing and discontinued operations.

CRESCENT POINT ENERGY CORP.	16

Capital Acquisitions and Dispositions
Corporate Acquisition
Hammerhead Energy Inc.
On December 21, 2023, Crescent Point completed the acquisition, by way of statutory arrangement, of all issued and outstanding common shares of Hammerhead Energy Inc., a public oil and liquids-rich Alberta Montney producer. Total consideration was approximately $2.52 billion, including $1.54 billion of cash, the issuance of 53.2 million common shares, assumed long-term debt and working capital ($2.41 billion was allocated to PP&E and $354.8 million was allocated to E&E assets, including $9.9 million related to decommissioning liability). Long-term debt acquired of $363.8 million was repaid on December 21, 2023.
Major Property Acquisitions and Dispositions
Kaybob Duvernay acquisition
On January 11, 2023, the Company closed the acquisition of Kaybob Duvernay assets in Alberta for total consideration of $370.4 million ($323.7 million was allocated to PP&E and $52.1 million was allocated to E&E, including $5.4 million related to decommissioning liability).
Alberta Montney acquisition
On May 10, 2023, the Company closed the acquisition of Montney assets in Alberta for total consideration of $1.70 billion ($1.62 billion was allocated to PP&E and $108.3 million was allocated to E&E, including $24.6 million related to decommissioning liability).
North Dakota disposition
On October 24, 2023, the Company completed the disposition of its producing North Dakota assets for total consideration of $585.8 million, including interim closing adjustments. Total consideration consisted of $504.6 million (US$372.7 million) in cash and $81.2 million (US$60.0 million) in deferred consideration receivable to be settled in two equal installments due June 2024 and December 2024. These assets had a net carrying value of $595.1 million, resulting in a loss of $9.3 million.
Minor Property Acquisitions and Dispositions
In the year ended December 31, 2023, the Company completed minor property acquisitions and dispositions for net consideration received of $17.3 million. These assets had a net carrying value of $17.2 million, resulting in a gain of $0.1 million.
Assets Held for Sale
At December 31, 2023, the Company had certain non-core assets in its Alberta CGU as held for sale. These assets were recorded at the lesser of their carrying value and recoverable amount. The Company completed the disposition of its Southern Alberta assets in January 2024. Refer to the Subsequent Events section in this MD&A for further information.
Development Capital Expenditures

($ millions)	2023	2022	% Change
Development capital expenditures from continuing operations	844.9	698.0	21
Development capital expenditures from discontinued operations	293.8	258.1	14
Development capital expenditures	1,138.7	956.1	19
The Company's development capital expenditures for the year ended December 31, 2023 were $1.14 billion, compared to $956.1 million in 2022. The increase was primarily due to increased activity in the Alberta Montney and Kaybob Duvernay areas and the higher overall unit costs due to inflationary pressures in 2023 compared to relative average costs in 2022. During 2023, 177 (172.4 net) wells were drilled and $121.8 million was spent on facilities and seismic (2022 - $90.4 million).
Refer to the Guidance section in this MD&A for Crescent Point's development capital expenditure guidance for 2024.

CRESCENT POINT ENERGY CORP.	17

Exhibit 18
Goodwill
The Company's goodwill balance is attributable to corporate acquisitions completed during the period from 2003 through 2023. The goodwill balance as at December 31, 2023 was $275.9 million compared to $203.9 million at December 31, 2022. The increase of $72.0 million is primarily attributable to the Hammerhead acquisition in December 2023.
Other Current Assets
At December 31, 2023, other current assets consist of $79.2 million related to deferred consideration receivable from capital dispositions.
Other Current Liabilities
At December 31, 2023, other current liabilities consist of $37.5 million related to the current portion of long-term share-based compensation, $40.5 million related to the current portion of lease liabilities, and $40.0 million related to decommissioning liability.
Other Long-Term Liabilities
At December 31, 2023, other long-term liabilities consist of $31.0 million of long-term compensation liability related to share-based compensation.
Lease Liability
At December 31, 2023, the Company had $144.7 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability increased by $34.9 million during 2023, from $703.9 million at December 31, 2022 to $738.8 million at December 31, 2023. The increase primarily relates to liabilities acquired through capital acquisitions, partially offset by the Company's continued abandonment and reclamation program and change in discount and inflation rate estimates. The liability is based on estimated undiscounted cash flows before inflation to settle the obligation of $1.03 billion.
Subsequent to year-end, the Company completed the disposition of its Southern Alberta assets which were classified as held for sale at December 31, 2023. This transaction reduces the Company's decommissioning liability balance by $92.4 million. Refer to the Subsequent Events section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	18

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	December 31, 2023	December 31, 2022
Net debt (1)	3,738.1	1,154.7
Shares outstanding	619,929,490	550,888,983
Market price at end of period (per share)	9.19	9.66
Market capitalization	5,697.2	5,321.6
Enterprise value (1)	9,435.3	6,476.3
Net debt as a percentage of enterprise value (1)	40	18
Adjusted funds flow from operations (1) (2)	2,339.1	2,232.4
Net debt to adjusted funds flow from operations (1) (3)	1.6	0.5
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters. Includes both continuing and discontinued operations.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At December 31, 2023, Crescent Point's enterprise value was $9.44 billion and the Company was capitalized with 60 percent equity compared to $6.48 billion and 82 percent at December 31, 2022, respectively. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2023 increased to 1.6 times from 0.5 times at December 31, 2022. The increase was largely due to higher net debt as a result of the Hammerhead, Alberta Montney and Kaybob Duvernay acquisitions, partially offset by the proceeds of the North Dakota disposition and the bought deal public offering.
Crescent Point's market capitalization increased to $5.70 billion at December 31, 2023 from $5.32 billion at December 31, 2022, primarily due to shares issued in conjunction with the bought deal public offering and the Hammerhead acquisition, partially offset by the decrease in the Company's share price and the impact of shares repurchased throughout the year.
Exhibit 19
(1)The sum of adjusted funds flow from operations for the trailing four quarters.
(2)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At December 31, 2023, the Company had combined facilities of $2.76 billion. This includes a $2.26 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank, both with a current maturity date of November 26, 2026. Both of these facilities constitute revolving credit facilities and are extendible annually. On May 10, 2023, concurrent with the closing of the Alberta Montney acquisition, Crescent Point entered into an additional $400.0 million syndicated unsecured revolving credit facility with ten banks that matures on May 10, 2025.
On December 21, 2023, concurrent with the closing of the Hammerhead acquisition, the Company entered into a $750.0 million syndicated term loan with twelve banks that matures on November 26, 2026.
At December 31, 2023, the Company had available unused borrowing capacity on its bank credit facilities of approximately $801.1 million, including $26.2 million outstanding in letters of credit and cash of $17.3 million.
At December 31, 2023, the Company had senior guaranteed notes of US$589.5 million and Cdn$105.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above.

CRESCENT POINT ENERGY CORP.	19

Concurrent with the issuance of senior guaranteed notes with total principal of US$517.0 million, the Company entered into CCS to manage the Company's foreign exchange risk. CCS fixes the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $606.9 million. See Note 27 - "Financial Instruments and Derivatives" in the audited consolidated financial statements for the year ended December 31, 2023 for additional information.
The Company is in compliance with all debt covenants at December 31, 2023 which are listed in the table below:

Covenant Description	Maximum Ratio	December 31, 2023
Senior debt to adjusted EBITDA (1) (2)	3.5	1.13
Total debt to adjusted EBITDA (1) (3)	4.0	1.13
Senior debt to capital (2) (4)	0.55	0.35
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholders' equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At December 31, 2023, Crescent Point had 619.9 million common shares issued and outstanding compared to 550.9 million common shares at December 31, 2022. The increase of 69.0 million shares is due to shares issued in conjunction with the bought deal public offering in November 2023 and shares issued as partial consideration for the acquisition of Hammerhead in December 2023, partially offset by shares purchased for cancellation under the Company's Normal Course Issuer Bids ("NCIBs").
As of the date of this report, the Company had 619,949,490 common shares outstanding.
Normal Course Issuer Bids ("NCIBs")
On March 4, 2022, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement an NCIB. This NCIB allowed the Company to purchase, for cancellation, up to 57,309,975 common shares, or 10 percent of the Company's public float, as at February 28, 2022. This NCIB commenced on March 9, 2022 and expired on March 8, 2023.
On March 7, 2023, the Company announced the approval by the Toronto Stock Exchange of its notice to implement an NCIB. This NCIB allows the Company to purchase, for cancellation, up to 54,605,659 common shares, or 10 percent of the Company's public float, as at February 23, 2023. This NCIB commenced on March 9, 2023 and is due to expire on March 8, 2024. The Company intends to renew the NCIB.
During the year ended December 31, 2023, the Company purchased 34.6 million common shares for a total consideration of $349.9 million under its NCIBs. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
Contractual Obligations and Commitments
At December 31, 2023, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	15.8	19.7	11.5	7.9	54.9
Gas processing	115.6	193.4	147.9	280.8	737.7
Transportation	186.1	361.5	276.5	524.5	1,348.6
Total contractual commitments (2)	317.5	574.6	435.9	813.2	2,141.2
(1)Includes operating costs on the Company's office space, net of $16.7 million of recoveries from subleases.
(2)Excludes contracts accounted for under IFRS 16. See Note 14 - "Leases" in the annual consolidated financial statements for the year ended December 31, 2023 for further information.

CRESCENT POINT ENERGY CORP.	20

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Other contractual commitments
Senior guaranteed notes (1)	342.8	476.5	27.0	—	846.3
Bank debt (2)	236.3	3,118.8	—	—	3,355.1
Total contractual commitments	579.1	3,595.3	27.0	—	4,201.4
(1)These amounts include the notional principal and interest payments pursuant to the related CCS which fix the amounts due in Canadian dollars. US dollar senior guaranteed notes that do not have any underlying CCS are translated at the period end foreign exchange rate.
(2)These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2023, and includes undiscounted cash outflows pursuant to the CCS related to SOFR loans.
Subsequent Events
Disposition of Southern Alberta Assets
On January 26, 2024, Crescent Point completed the disposition of its Southern Alberta assets for total consideration of approximately $38.1 million, including interim closing adjustments. Total consideration includes $25.0 million of deferred consideration receivable.
Off Balance Sheet Arrangements
The Company has off-balance sheet arrangements consisting of various contracts which are entered into in the normal course of operations. Contracts that contain a lease are accounted for under IFRS 16 and recorded on the balance sheet as at December 31, 2023. All other contracts which are entered into in the normal course of operations are captured in the "off balance sheet commitments" table in the Contractual Obligations and Commitments section above and no asset or liability value has been assigned to these contracts on the balance sheet as at December 31, 2023.
Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 – "Material Accounting Policies" in the audited consolidated financial statements for the year ended December 31, 2023. The following discussion outlines what management believes are the most critical policies involving the use of estimates and assumptions.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on DD&A, decommissioning liability, deferred taxes, asset impairments and impairment reversals, and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual or as needed basis. The estimation of oil and gas reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, PP&E is aggregated into CGUs, based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability is subject to judgment as it is based on the presence of reserves and results in the transfer of assets from E&E to PP&E.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are based on estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of oil and gas reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.

CRESCENT POINT ENERGY CORP.	21

Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by its very nature, is subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates, share price and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the related asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, expected cash flows from estimated proved plus probable oil and gas reserves and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing production at an acceptable price given market conditions and market access; finding and producing oil and gas reserves at a reasonable cost; volatility in market prices for oil and natural gas; volatility in crude oil price differentials; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; adverse changes to income tax laws or other laws or government incentive programs and regulations relating to the oil and gas industry; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.
Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks to which Crescent Point is exposed include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions and dispositions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, public infrastructure constraints including blockades and blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of oil and gas reserves and undeveloped lands; competition for and availability of qualified personnel or management; outbreaks; mobility restrictions, loss and health of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and cyber security risks.
Potential drought conditions can result in a higher likelihood of water restrictions and increased susceptibility to wildfire conditions. During drought conditions provincial regulators can restrict water licence allocations and limit the water we use that are critical to our operations. Wildfires may restrict the Company's ability to access and operate its properties and cause operational difficulties, including damage to equipment and infrastructure. Wildfires also increase the risk of personnel injury as a result of dangerous working conditions.

CRESCENT POINT ENERGY CORP.	22

Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: the risk of wildfires or drought; indigenous land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.
The Company’s operations are subject to costs being incurred to pay carbon taxes, to reduce Greenhouse Gas ("GHG") emissions (including methane emissions) and to perform necessary monitoring, measurement, verification and reporting of GHG emissions. Future environmental legislation may require further reductions in emissions from the Company’s operations and result in increased capital and operational expenditures related to the transition to a low-carbon economy.
Refer to the Company's Annual Information Form for the year ended December 31, 2023 for additional information on the Company's risk factors.
Risk Management
Crescent Point is committed to identifying and managing its risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include but are not limited to: employing qualified professional and technical staff; concentrating in a limited number of areas with lower risk development projects; utilizing market proven technology for finding and developing oil and gas reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging program including commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines and maintaining significant liquidity; monitoring counterparty creditworthiness and obtaining supplementary credit protection when warranted.
Changes in Accounting Policies
Income Taxes
IAS 12 Income Taxes was amended in May 2021 by the International Accounting Standards Board which requires companies, on initial recognition, to recognize deferred tax on transactions that result in equal amounts of taxable and deductible temporary differences. The Company adopted the amendment in 2023 and the adoption did not have an impact on the Company's consolidated financial statements.
New accounting standards and amendments not yet adopted
Income Taxes
IAS 12 Income Taxes was amended in May 2023 by the International Accounting Standards Board to provide guidance on current and deferred taxes arising from Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The adoption of this amendment is not expected to have an impact on the Company's consolidated financial statements.
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the International Accounting Standards Board to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. This amendment is effective for fiscal years beginning on or after January 1, 2024. The adoption of this amendment is not expected to have an impact on the Company's consolidated financial statements.

CRESCENT POINT ENERGY CORP.	23

Selected Annual Information

($ millions, except per share amounts)	2023	2022	2021
Oil and gas sales from continuing operations	3,499.0	3,847.0	2,735.3
Total oil and gas sales	4,111.9	4,493.1	3,206.5

Average daily production from continuing operations
Crude oil and condensate (bbls/d)	88,087	79,323	82,435
NGLs (bbls/d)	15,026	13,079	13,386
Natural gas (mcf/d)	211,275	128,099	100,868
Production from continuing operations (boe/d)	138,326	113,752	112,632
Total average daily production (boe/d)	159,411	132,282	132,683

Net income from continuing operations	799.4	1,146.7	1,873.6
Net income per share from continuing operations - diluted	1.46	2.01	3.26

Net income	570.3	1,483.4	2,364.1
Net income per share - diluted	1.04	2.60	4.11

Adjusted net earnings from continuing operations (1)	795.9	764.1	409.1
Adjusted net earnings from continuing operations per share – diluted (1)	1.45	1.34	0.71

Adjusted net earnings from operations (1)	932.6	965.7	515.3
Adjusted net earnings from operations per share – diluted (1)	1.70	1.69	0.90

Cash flow from operating activities from continuing operations	1,796.7	1,828.7	1,237.8
Cash flow from operating activities	2,195.7	2,192.2	1,495.8

Adjusted funds flow from continuing operations (1)	1,975.6	1,848.6	1,223.0
Adjusted funds flow from operations (1)	2,339.1	2,232.4	1,476.9

Adjusted working capital surplus (deficiency) (1)	(196.3)	95.1	(201.6)
Total assets	12,775.7	9,486.4	9,171.2
Total liabilities	5,908.2	2,993.0	3,765.9
Net debt (1)	3,738.1	1,154.7	2,005.0

Weighted average shares - diluted (millions)	548.3	571.1	575.1

Total capital acquisitions	4,589.7	90.7	942.4
Total capital dispositions	(613.6)	(283.6)	(99.0)
Development capital expenditures from continuing operations	844.9	698.0	517.7
Development capital expenditures	1,138.7	956.1	624.2

Dividends declared	211.9	200.6	47.8
Dividends declared per share	0.3870	0.3600	0.0825
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Crescent Point’s oil and gas sales, cash flow from operating activities, adjusted funds flow from operations and total assets have fluctuated for the years 2021 through 2023, primarily due to changes in the Cdn$ WTI benchmark prices and corporate oil price differentials, numerous acquisitions and dispositions and the Company's drilling program.
Net income over the past three years has fluctuated, primarily due to unrealized derivative gains and losses on commodity contracts, which fluctuate with changes in market conditions, and PP&E impairment charges and reversals, along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations fluctuated over the past three years, primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	24

Summary of Quarterly Results

	2023				2022
($ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales from continuing operations	946.7	998.7	791.6	762.0	864.2	930.3	1,120.5	932.0
Total oil and gas sales	1,012.4	1,236.3	949.6	913.6	1,016.6	1,097.3	1,286.5	1,092.7

Average daily production from continuing operations
Crude oil and condensate (bbls/d)	96,144	92,824	84,944	78,191	78,051	79,077	79,767	80,428
NGLs (bbls/d)	16,023	16,119	14,360	13,562	13,427	13,070	12,962	12,849
Natural gas (mcf/d)	248,306	244,777	192,964	157,690	139,206	131,377	120,635	120,942
Production from continuing operations (boe/d)	153,551	149,739	131,465	118,035	114,679	114,043	112,835	113,435
Total average daily production (boe/d)	162,269	180,581	155,031	139,280	134,124	133,019	129,176	132,788

Net income (loss) from continuing operations	302.6	133.6	178.4	184.8	(577.8)	415.1	279.6	1,029.8
Net income (loss) per share from continuing operations - diluted	0.54	0.25	0.33	0.33	(1.04)	0.73	0.49	1.77

Net income (loss)	951.2	(809.9)	212.3	216.7	(498.1)	466.4	331.5	1,183.6
Net income (loss) per share – diluted	1.70	(1.52)	0.39	0.39	(0.90)	0.82	0.58	2.03

Adjusted net earnings from continuing operations (1)	210.0	226.6	171.6	187.7	165.5	195.7	212.5	190.3
Adjusted net earnings from continuing operations per share – diluted (1)	0.37	0.42	0.32	0.34	0.30	0.35	0.37	0.33

Adjusted net earnings from operations (1)	192.8	315.5	205.4	218.9	209.8	242.9	272.1	240.9
Adjusted net earnings from operations per share – diluted (1)	0.34	0.59	0.38	0.40	0.38	0.43	0.47	0.41

Cash flow from operating activities from continuing operations	524.0	537.1	365.9	369.8	507.5	530.5	435.5	355.2
Cash flow from operating activities	611.3	648.9	462.1	473.4	589.5	647.0	529.6	426.1

Adjusted funds flow from continuing operations (1)	535.1	548.6	453.4	438.6	430.9	479.1	497.2	441.4
Adjusted funds flow from operations (1)	574.5	687.1	552.6	524.9	522.8	576.5	599.1	534.0

Adjusted working capital surplus (deficiency) (1)	(196.3)	(45.7)	(82.5)	(79.9)	95.1	47.9	(40.9)	(91.8)
Total assets	12,775.7	10,371.0	11,277.2	9,759.6	9,486.4	10,437.6	10,279.4	10,412.5
Total liabilities	5,908.2	4,660.6	4,597.5	3,113.8	2,993.0	3,224.6	3,501.3	3,901.2
Net debt (1)	3,738.1	2,876.2	3,000.7	1,436.3	1,154.7	1,198.3	1,467.9	1,775.2

Weighted average shares – diluted (millions)	559.1	536.9	545.3	552.7	559.2	567.4	575.9	582.7

Total capital acquisitions	2,513.9	1.1	1,702.7	372.0	1.3	88.2	0.3	0.9
Total capital dispositions	(602.4)	(0.2)	(8.4)	(2.6)	1.2	(244.1)	(37.8)	(2.9)
Development capital expenditures from continuing operations	276.0	260.4	123.5	185.0	160.5	224.3	140.8	172.4
Development capital expenditures	278.9	315.5	230.1	314.2	246.4	308.5	196.9	204.3

Dividends declared	68.3	71.7	54.8	17.1	118.8	44.9	37.1	(0.2)
Dividends declared per share	0.120	0.135	0.100	0.032	0.215	0.080	0.065	—
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the crude oil, condensate and natural gas benchmark prices, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions and natural declines.
Net income (loss) has fluctuated over the past eight quarters, primarily due to changes in PP&E impairment charges and reversals, changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with changes in forward market prices and foreign exchange rates, gains and losses on capital dispositions, and fluctuations in deferred tax expense.

CRESCENT POINT ENERGY CORP.	25

Adjusted net earnings from operations has fluctuated over the past eight quarters, primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense.
Capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels which vary based on a number of factors, including the prevailing commodity price environment.

CRESCENT POINT ENERGY CORP.	26

Fourth Quarter 2023 Review
•Crescent Point's total production averaged 162,269 boe/d in the fourth quarter of 2023, weighted 74 percent towards crude oil and liquids.
•Adjusted funds flow from operations totaled $574.5 million in the fourth quarter of 2023, a 16 percent decrease from $687.1 million in the third quarter of 2023. The decrease was primarily attributable to lower WTI pricing and a wider corporate differential.
•During the fourth quarter of 2023, the Company spent $239.1 million on drilling and development activities, drilling 49 (48.1 net) wells. Crescent Point also spent $39.8 million on facilities and seismic, for total development capital expenditures of $278.9 million.
•Net debt increased by $861.9 million in the fourth quarter of 2023 to $3.74 billion or 1.6 times trailing adjusted funds flow from operations. The increase was primarily due to the Hammerhead acquisition, partially offset by the proceeds from the North Dakota acquisition and the bought deal public offering.
Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2023.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, includes those policies and procedures that:
1.pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;
2.are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and
3.are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial reports.
Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2023, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2023 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2023, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2023 was audited by PricewaterhouseCoopers LLP, as reflected in their report accompanying the Company's financial statements for the year ended December 31, 2023. Other than as described below, there were no changes in Crescent Point’s ICFR during the year ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR. On October 24, 2023, the Company closed the disposition of its producing assets in North Dakota which allowed it to eliminate the key ICFR specific to its US operations.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

CRESCENT POINT ENERGY CORP.	27

Guidance
Crescent Point's guidance for 2024 is as follows:

Total Annual Average Production (boe/d) (1)	198,000 - 206,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,400 - $1,500
Capitalized administration ($ millions)	$40
Total ($ millions) (2)	$1,440 - $1,540

Other Information
Reclamation activities ($ millions) (3)	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$12.75 - $13.75
Royalties	10.00% - 11.00%
(1)Total annual average production (boe/d) is comprised of approximately 65% Oil, Condensate & NGLs and 35% Natural Gas.
(2)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic.
(3)Reflects Crescent Point's portion of its expected total budget.
Return of Capital Outlook

Base Dividend
Current quarterly base dividend per share	$0.115
Total Return of Capital
% of excess cash flow (1)	60%
(1)Total return of capital is based on a framework that targets to return to shareholders 60% of excess cash flow on an annual basis. Refer to the Specified Financial Measures section in this MD&A for further information on base dividends and excess cash flow.
Additional information relating to Crescent Point, including the Company's December 31, 2023 Annual Information Form, which along with other relevant documents are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

CRESCENT POINT ENERGY CORP.	28

Specified Financial Measures
Throughout this MD&A, the Company uses the terms “total operating netback”, "total operating netback from continuing operations", "total operating netback from discontinued operations", “total netback”, “total netback from continuing operations”, “total netback from discontinued operations”, "operating netback", "netback", “adjusted funds flow from operations” (or "adjusted FFO"), “adjusted funds flow from continuing operations”, “adjusted funds flow from discontinued operations”, "excess cash flow", "base dividends", "adjusted working capital (surplus) deficiency", “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “adjusted net earnings from operations”, “adjusted net earnings from continuing operations”, “adjusted net earnings from continuing operations per share – diluted”, “adjusted net earnings from discontinued operations”, “adjusted net earnings from discontinued operations per share – diluted”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, "total capital acquisitions" and "total capital dispositions". These terms do not have any standardized meaning as prescribed by IASB and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total operating netback and total netback are historical non-GAAP financial measures. Total operating netback is calculated as oil and gas sales, less royalties, operating and transportation expenses. Total netback is calculated as total operating netback plus realized commodity derivative gains and losses. Total operating netback and total netback are common metrics used in the oil and gas industry and are used to measure operating results to better analyze performance against prior periods on a comparable basis. The most directly comparable financial measure to total operating netback and total netback is oil and gas sales.
The following table reconciles oil and gas sales to total operating netback and total netback from continuing operations:

($ millions)	2023	2022	% Change
Oil and gas sales	3,499.0	3,847.0	(9)
Royalties	(375.3)	(435.5)	(14)
Operating expenses	(770.5)	(628.2)	23
Transportation expenses	(174.3)	(131.0)	33
Total operating netback from continuing operations	2,178.9	2,652.3	(18)
Realized gain (loss) on commodity derivatives	15.5	(641.8)	(102)
Total netback from continuing operations	2,194.4	2,010.5	9
The following table reconciles oil and gas sales to total operating netback and total netback from discontinued operations:

($ millions) (1)	2023	2022	% Change
Oil and gas sales	612.9	646.1	(5)
Royalties	(155.9)	(165.4)	(6)
Operating expenses	(80.0)	(84.9)	(6)
Transportation expenses	(12.2)	(8.8)	39
Total operating netback from discontinued operations	364.8	387.0	(6)
Realized loss on commodity derivatives	(4.5)	—	100
Total netback from discontinued operations	360.3	387.0	(7)
(1)See Note 9 - "Discontinued Operations" in the audited consolidated financial statements for the period ended December 31, 2023 for further information.
The following tables reconcile total operating netback and total netback from continuing and discontinued operations:

($ millions)	2023	2022	% Change
Total operating netback from continuing operations	2,178.9	2,652.3	(18)
Total operating netback from discontinued operations	364.8	387.0	(6)
Total operating netback	2,543.7	3,039.3	(16)

($ millions)	2023	2022	% Change
Total netback from continuing operations	2,194.4	2,010.5	9
Total netback from discontinued operations	360.3	387.0	(7)
Total netback	2,554.7	2,397.5	7
Operating netback and netback are non-GAAP ratios and are calculated as total operating netback and total netback, respectively, divided by total production. Operating netback and netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis.
Base dividends is a historical non-GAAP financial measure and is calculated as dividends declared less special dividends declared as part of the Company’s return of capital framework and adjusted for timing of the dividend record date. Base dividends are based on a framework that targets dividend sustainability at lower commodity prices, allows for flexibility in the capital allocation process and dividend growth over time, and assists in determining the additional return of capital to shareholders as part of the Company’s return of capital framework.

CRESCENT POINT ENERGY CORP.	29

Adjusted funds flow from operations is a capital management measure and is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. The most directly comparable financial measure to adjusted funds flow from operations is cash flow from operating activities. Adjusted funds flow from operations is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. See Note 19 – "Capital Management" in the audited consolidated financial statements for the year ended December 31, 2023 for additional information on the Company's capital management.
Excess cash flow is a historical non-GAAP financial measure and is defined as adjusted funds flow from operations less development capital and other expenditures, payments on lease liability, decommissioning expenditures funded by the Company, unrealized gains and losses on equity derivative contracts, transaction costs and other items (excluding net acquisitions and dispositions). The Company has separated transaction costs and unrealized loss on equity derivative contracts from "other items" due to the materiality of the amounts in 2023. The prior period presentation has been revised to reflect current period presentation. The most directly comparable financial measure to excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Excess cash flow is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

($ millions)	2023	2022 (1)	% Change
Cash flow from operating activities	2,195.7	2,192.2	—
Changes in non-cash working capital	54.9	15.0	266
Transaction costs	48.5	5.1	851
Decommissioning expenditures (2)	40.0	20.1	99
Adjusted funds flow from operations	2,339.1	2,232.4	5
Development capital and other expenditures	(1,220.5)	(1,027.4)	19
Payments on lease liability	(20.8)	(20.4)	2
Decommissioning expenditures	(40.0)	(20.1)	99
Unrealized loss on equity derivative contracts	(29.3)	(2.9)	910
Transaction costs	(48.5)	(5.1)	851
Other items (3)	1.6	(4.3)	(137)
Excess cash flow	981.6	1,152.2	(15)
(1) Comparative period revised to reflect current period presentation.
(2) Excludes amounts received from government grant programs.
(3) Other items exclude net acquisitions and dispositions.
The following table reconciles cash flow from operating activities from discontinued operations to adjusted funds flow from discontinued operations:

($ millions)	2023	2022	% Change
Cash flow from operating activities from discontinued operations	399.0	363.5	10
Changes in non-cash working capital	(44.6)	19.8	(325)
Transaction costs	8.7	0.5	1,640
Decommissioning expenditures (1)	0.4	—	100
Adjusted funds flow from discontinued operations	363.5	383.8	(5)
(1) Excludes amounts received from government grant programs.
The following tables reconcile cash flow from operating activities and adjusted funds flow from operations from continuing and discontinued operations:

($ millions)	2023	2022	% Change
Cash flow from operating activities from continuing operations	1,796.7	1,828.7	(2)
Cash flow from operating activities from discontinued operations	399.0	363.5	10
Cash flow from operating activities	2,195.7	2,192.2	—

($ millions)	2023	2022	% Change
Adjusted funds flow from continuing operations	1,975.6	1,848.6	7
Adjusted funds flow from discontinued operations	363.5	383.8	(5)
Adjusted funds flow from operations	2,339.1	2,232.4	5

CRESCENT POINT ENERGY CORP.	30

Adjusted working capital (surplus) deficiency is a capital management measure and is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and other current assets. The Company has added other current assets to the adjusted working capital (surplus) deficiency calculation to reflect current period presentation on the balance sheet and to include deferred consideration incurred in 2023. The prior period presentation has been revised as a result. Adjusted working capital (surplus) deficiency is a component of net debt and is a measure of the Company's liquidity.
The following table reconciles adjusted working capital (surplus) deficiency:

($ millions)	2023	2022	% Change
Accounts payable and accrued liabilities	634.9	448.2	42
Dividends payable	56.8	99.4	(43)
Long-term compensation liability (1)	66.8	59.2	13
Cash	(17.3)	(289.9)	(94)
Accounts receivable	(377.9)	(327.8)	15
Prepaids and deposits	(87.8)	(65.5)	34
Other current assets (2)	(79.2)	(18.7)	324
Adjusted working capital (surplus) deficiency	196.3	(95.1)	(306)
(1)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)Includes deferred consideration receivable and deposit on acquisition.
Net debt is a capital management measure and is calculated as long-term debt plus adjusted working capital (surplus) deficiency, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. The most directly comparable financial measure to net debt disclosed in the Company's financial statements is long-term debt. Net debt is a key measure of the Company's liquidity.
The following table reconciles long-term debt to net debt:

($ millions)	2023	2022	% Change
Long-term debt (1)	3,566.3	1,441.5	147
Adjusted working capital (surplus) deficiency	196.3	(95.1)	(306)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(24.5)	(191.7)	(87)
Net debt	3,738.1	1,154.7	224
(1)Includes current portion of long-term debt.
Enterprise value is a supplementary financial measure and is calculated as market capitalization plus net debt. Enterprise value is used to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Net debt to adjusted funds flow from operations is a capital management measure and is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is a supplementary financial measure and is calculated as net debt divided by enterprise value. The measures of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors these measures and uses them as key measures in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financial considerations.
Adjusted net earnings from operations is a historical non-GAAP financial measure and is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments, gains or losses on capital acquisitions and dispositions, cumulative foreign currency translation of discontinued foreign operations, and deferred tax related to these adjustments. Adjusted net earnings from operations is a key measure of financial performance that is more comparable between periods. The most directly comparable financial measure to adjusted net earnings from operations disclosed in the Company's financial statements is net income.

CRESCENT POINT ENERGY CORP.	31

The following table reconciles net income to adjusted net earnings from operations:

($ millions)	2023	2022	% Change
Net income	570.3	1,483.4	(62)
Amortization of E&E undeveloped land	30.9	15.2	103
Impairment (impairment reversal)	822.2	(428.6)	(292)
Unrealized derivative (gains) losses	56.9	(171.0)	(133)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(168.6)	27.7	(709)
Net (gain) loss on capital dispositions	9.6	(25.9)	(137)
Reclassification of cumulative foreign currency translation of discontinued foreign operations	(621.7)	—	100
Deferred tax adjustments	233.0	64.9	259
Adjusted net earnings from operations	932.6	965.7	(3)
The following table reconciles net income (loss) from discontinued operations to adjusted net earnings from discontinued operations:

($ millions)	2023	2022	% Change
Net income (loss) from discontinued operations	(229.1)	336.7	(168)
Amortization of E&E undeveloped land	—	—	100
Impairment (impairment reversal)	728.4	(71.3)	(1,122)
Unrealized derivative losses	18.9	—	100
Net loss on capital dispositions	9.0	0.2	4,400
Reclassification of cumulative foreign currency translation of discontinued foreign operations	(621.7)	—	100
Deferred tax adjustments	231.2	(64.0)	(461)
Adjusted net earnings from discontinued operations	136.7	201.6	(32)
The following table reconciles adjusted net earnings from continuing and discontinued operations:

($ millions)	2023	2022	% Change
Adjusted net earnings from continuing operations	795.9	764.1	4
Adjusted net earnings from discontinued operations	136.7	201.6	(32)
Adjusted net earnings from operations	932.6	965.7	(3)
Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are non-GAAP ratios and are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Adjusted net earnings from operations presents a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles capital acquisitions, net of cash acquired to total capital acquisitions:

($ millions)	2023	2022	% Change
Capital acquisitions, net of cash acquired	3,616.2	90.7	3,887
Common shares issued on capital acquisition	493.0	—	100
Working capital acquired through capital acquisition	116.7	—	100
Long-term debt acquired through capital acquisition	363.8	—	100
Total capital acquisitions	4,589.7	90.7	4,960
The following table reconciles capital dispositions to total capital dispositions:

($ millions)	2023	2022	% Change
Capital dispositions	(604.5)	(283.6)	113
Working capital disposed through capital disposition	(9.1)	—	100
Total capital dispositions	(613.6)	(283.6)	116
Total capital acquisitions and total capital dispositions are non-GAAP financial measures. Total capital acquisitions are calculated as capital acquisitions, net of cash acquired plus common shares issued on capital acquisition, working capital acquired through capital acquisition and long-term debt acquired through capital acquisition. Total capital dispositions are calculated as capital dispositions less working capital disposed through capital dispositions. Total capital acquisitions and total capital dispositions present the total consideration, including share consideration and working capital, that are included in corporate acquisitions.
Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	32

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. Refer to Crescent Point's news release dated November 6, 2023 available at www.sedarplus.ca.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, have been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, propane, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Commitment to shareholder returns;
● Over 20 years of premium drilling inventory;
● Expectations of generating strong returns and excess cash flow to provide continued returns to shareholders;
● Crescent Point's 2024 production and capital expenditures guidance, and other information forming part of the 2024 guidance;

● Crescent Point's return of capital outlook including dividend expectations and additional return of capital target as a percentage of excess cash flow;
● The Company's liquidity and financial flexibility;
● Timing for closing Swan Hills disposition;
● Benefits and expectations of the Montney assets;
● Focus on reducing net debt;
● Impacts of changes in accounting policies;
● Materiality enhanced long-term sustainability of the business;
● NCIB expectations; and
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, pandemics, and blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impacts of drought, wildfires and severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and conflict between Israel and Hamas; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company.

CRESCENT POINT ENERGY CORP.	33

Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
The Company files its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
Years of corporate inventory figures include proved and probable locations, as derived from the independently evaluated (by McDaniel & Associates Consultants Ltd.) Reserves Report in accordance with NI 51-101 and the COGE Handbook, and additional internally identified net drilling locations.
NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.
The Company’s annual aggregate production for 2023 and 2022, the aggregate production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	2023					2022
	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1
Light & Medium Crude Oil (bbl/d)	12,665	12,198	12,405	13,188	12,879	14,274	13,671	12,347	15,752	15,365
Heavy Crude Oil (bbl/d)	3,818	3,795	3,617	3,857	4,010	4,027	3,870	4,102	4,103	4,034
Tight Oil (bbl/d)	49,779	56,657	54,605	48,151	39,464	42,134	40,068	42,030	42,553	43,932
Total Crude Oil (bbl/d)	66,262	72,650	70,627	65,196	56,353	60,435	57,609	58,479	62,408	63,331

NGLs (bbl/d)	36,851	39,517	38,316	34,108	35,401	31,967	33,871	33,668	30,322	29,947

Shale Gas (mcf/d)	200,514	236,926	232,235	184,105	147,458	117,617	128,437	121,070	109,835	110,898
Conventional Natural Gas (mcf/d)	10,761	11,380	12,542	8,859	10,233	10,482	10,769	10,307	10,800	10,045
Total Natural Gas (mcf/d)	211,275	248,306	244,777	192,964	157,691	128,099	139,206	131,377	120,635	120,943

Total production from continuing operations (boe/d)	138,326	153,551	149,739	131,465	118,036	113,752	114,681	114,043	112,836	113,435

CRESCENT POINT ENERGY CORP.	34

	2023					2022
	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1
Light & Medium Crude Oil (bbl/d)	12,665	12,198	12,408	13,190	12,879	14,274	13,671	12,347	15,752	15,365
Heavy Crude Oil (bbl/d)	3,818	3,795	3,617	3,857	4,010	4,027	3,870	4,102	4,103	4,034
Tight Oil (bbl/d)	63,906	62,512	75,879	63,812	53,184	53,861	52,095	54,030	53,521	55,837
Total Crude Oil (bbl/d)	80,389	78,505	91,904	80,859	70,073	72,162	69,636	70,479	73,376	75,236

NGLs (bbl/d)	41,534	41,373	44,728	39,399	40,592	36,556	38,893	38,481	34,013	34,774

Shale Gas (mcf/d)	214,165	242,965	251,152	199,781	161,459	130,902	142,803	134,049	119,924	126,622
Conventional Natural Gas (mcf/d)	10,761	11,380	12,542	8,859	10,233	10,482	10,769	10,307	10,800	10,045
Total Natural Gas (mcf/d)	224,926	254,345	263,694	208,640	171,692	141,384	153,572	144,356	130,724	136,667

Total average daily production (boe/d)	159,411	162,269	180,581	155,031	139,280	132,282	134,124	133,019	129,176	132,788

CRESCENT POINT ENERGY CORP.	35

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (1) (2) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Strategy and Planning
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Justin Foraie
Vice President, Operations and Marketing
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020

Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	36